NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

08006289

FILE No. 82-4749

SEC
Mail Processing
Section

DEC 16 2008

Washington, DC
101

December 8, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated December 8, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

PROCESSED
DEC 23 2008
THOMSON REUTERS

Barb O'Neill

12/19

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 8, 2008**

News Release: **08-18** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI DRILLS MORE HIGH GRADE GOLD AT VIKING INCLUDING 16.07 GRAMS PER TONNE OVER 1.6 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide final assay results for drill holes 6 to 10 from its recently completed 10 hole drill program at the Viking gold property in Newfoundland.

Holes 6 to 10 targeted two zones of mineralization identified by trenching and which occur outside of the high grade Thor Vein. The Thor Vein was tested by holes 1 to 5 and returned numerous bonanza grade intersections that have been previously released (see November 17 and December 1, 2008 news releases) along with a drill hole location map showing the location of all of the drill holes. The two zones tested by holes 6 to 10 have both returned zones of strong gold mineralization and greatly expand the size potential of gold mineralization at the Viking property.

Results and Technical Discussion

Holes 08VK-06 to 9 tested the Odin Zone which is located 70 metres south of the Thor Vein at the intersection of Trenches #1 and #7. Surface channel samples in this area include 79.5 grams per tonne (g/t) gold over 0.5 metres and 35.0 g/t gold over 1.0 metre. The holes were designed to test the mineralized contact between diorite (footwall) and felsic gneiss and granite (hanging wall). Hole 08VK-06 was drilled entirely in the footwall of the contact and did not cross it. The only interval sampled from hole 6 was a brecciated zone of quartz-calcite-pyrite veining from 39.4 to 40.0 metres that returned 7.58 g/t gold over 0.6 metres.

Hole 08VK-07 intersected a 21 metre zone of sericite-chlorite-calcite altered rocks with variable quartz veining in the hanging wall of the contact zone. This interval contained elevated gold values ranging up to 0.56 g/t. Hole 08VK-08 intersected a 14.0 metre interval within the hanging wall of the contact zone, from 7.0 to 21.0 metres depth, grading 1.73 g/t gold including a 1.6 metre interval grading 9.84 g/t gold. From 33.2 to 34.8 metres depth, hole 08VK-08 contained 16.07 g/t gold over 1.6 metres. This high grade interval corresponds to a zone of quartz-sulfide veining with visible gold that occurs within the footwall diorite.

With the exception of two samples that were below detection, hole 08VK-09 contained elevated gold throughout the entire length sampled, from surface to 63.82 metres depth, with values ranging from 0.02 to 6.07 g/t gold. Highlights include 2.62 g/t gold over 1.0 metres hosted within the hanging wall, and 6.07 g/t gold over 1.3 metres and 2.20 g/t gold over 0.7 metres hosted within the footwall diorite. It is inferred that the 6.07 and 2.20 g/t intersections within the footwall diorite could be the southern down dip extension of the Thor Vein system. If this inference is correct then the dip dimension of the Thor vein extends to at least 100 metres and remains open.

The results from holes 6 to 9 demonstrate the mafic-felsic contact at the Odin Zone is variably mineralized and has potential to host bulk minable zones of mineralization. In addition, several zones of high grade mineralization have been intersected within the Odin Zone and each of these has good potential for further expansion.

Hole 08VK-10 tested Trench #14 which is located 370 metres south of the Thor Vein. Surface samples in this area include 84.4 g/t gold (2.5 ounces per ton) over 1.0 metre, 7.7 g/t gold over 2.0 metres, and 0.5 g/t gold over 9.0 metres. Hole 08VK-10 intersected 10.0 metres grading 0.96 g/t gold and 4.0 metres grading 3.23 g/t gold including 1.0 metre grading 6.63 g/t gold and 1.0 metre grading 5.05 g/t gold. The last interval sampled in hole 08VK-10 contained 5.05 g/t Au over 1.0 metre and this zone remains open at depth. This single drill hole into the large alteration zone at Trench #14 confirms the excellent potential for bulk minable style mineralization. Additional drilling is required to determine the size and continuity of mineralization in the Trench #14 area.

Summary of significant drill intercepts from holes 08VK-06 to 08VK-10 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Au OPT**	Ag g/t	Description
08VK-06	39.4	40.0	0.6	**7.58**	0.15	48.0	Breccia with veins in diorite
08VK-08	7.0	21.0	14.0	1.73	0.05	0.68	Altered augen gneiss and granite
including	11.0	12.6	1.6	**9.84**	0.29	3.9	Altered augen gneiss and granite
and	33.2	34.8	1.6	**16.07**	0.47	6.64	Quartz veins with visible gold in diorite
08VK-09	8.5	9.5	1.0	2.62	0.08	1.1	Altered augen gneiss
and	47.9	49.2	1.3	6.07	0.18	2.7	Altered mafic dyke with quartz veins
and	62.0	62.7	0.7	2.20	0.06	1.4	Quartz-sulfide vein
08VK-10	10.0	18.0	10.0	0.96	0.03	0.2	Altered augen gneiss and granite
and	29.5	33.5	4.0	3.23	0.09	0.58	Altered granite
including	30.5	31.5	1.0	**6.63**	0.19	1.4	Altered granite
including	32.5	33.5	1.0	**5.05**	0.15	0.2	Altered granite

*All widths are down hole core lengths, true widths remain unknown. **OPT = troy ounces per short ton.

The drill results from holes 6 to 10 are an excellent addition to the numerous high grade gold intercepts from holes 1 to 5 at the Thor Vein, and demonstrate that gold mineralization occurs in several distinct zones over a large area on the property. This limited first pass drill program has successfully demonstrated that both bonanza grade and low grade bulk minable gold targets exist at very shallow depths on the Viking property. These outstanding results provide a solid basis for planning a much larger drill program to delineate gold resources on the property.

A report with details of the 2008 drill program at Viking will be available on our website shortly.

Quality Control

The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Duplicate samples of select veins have been sent to an outside laboratory for analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 8, 2008**

News Release: **08-18** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI DRILLS MORE HIGH GRADE GOLD AT VIKING INCLUDING 16.07 GRAMS PER TONNE OVER 1.6 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide final assay results for drill holes 6 to 10 from its recently completed 10 hole drill program at the Viking gold property in Newfoundland.

Holes 6 to 10 targeted two zones of mineralization identified by trenching and which occur outside of the high grade Thor Vein. The Thor Vein was tested by holes 1 to 5 and returned numerous bonanza grade intersections that have been previously released (see November 17 and December 1, 2008 news releases) along with a drill hole location map showing the location of all of the drill holes. The two zones tested by holes 6 to 10 have both returned zones of strong gold mineralization and greatly expand the size potential of gold mineralization at the Viking property.

Results and Technical Discussion
Holes 08VK-06 to 9 tested the Odin Zone which is located 70 metres south of the Thor Vein at the intersection of Trenches #1 and #7. Surface channel samples in this area include 79.5 grams per tonne (g/t) gold over 0.5 metres and 35.0 g/t gold over 1.0 metre. The holes were designed to test the mineralized contact between diorite (footwall) and felsic gneiss and granite (hanging wall). Hole 08VK-06 was drilled entirely in the footwall of the contact and did not cross it. The only interval sampled from hole 6 was a brecciated zone of quartz-calcite-pyrite veining from 39.4 to 40.0 metres that returned 7.58 g/t gold over 0.6 metres.

Hole 08VK-07 intersected a 21 metre zone of sericite-chlorite-calcite altered rocks with variable quartz veining in the hanging wall of the contact zone. This interval contained elevated gold values ranging up to 0.56 g/t. Hole 08VK-08 intersected a 14.0 metre interval within the hanging wall of the contact zone, from 7.0 to 21.0 metres depth, grading 1.73 g/t gold including a 1.6 metre interval grading 9.84 g/t gold. From 33.2 to 34.8 metres depth, hole 08VK-08 contained 16.07 g/t gold over 1.6 metres. This high grade interval corresponds to a zone of quartz-sulfide veining with visible gold that occurs within the footwall diorite.

With the exception of two samples that were below detection, hole 08VK-09 contained elevated gold throughout the entire length sampled, from surface to 63.82 metres depth, with values ranging from 0.02 to 6.07 g/t gold. Highlights include 2.62 g/t gold over 1.0 metres hosted within the hanging wall, and 6.07 g/t gold over 1.3 metres and 2.20 g/t gold over 0.7 metres hosted within the footwall diorite. It is inferred that the 6.07 and 2.20 g/t intersections within the footwall diorite could be the southern down dip extension of the Thor Vein system. If this inference is correct then the dip dimension of the Thor vein extends to at least 100 metres and remains open.

The results from holes 6 to 9 demonstrate the mafic-felsic contact at the Odin Zone is variably mineralized and has potential to host bulk minable zones of mineralization. In addition, several zones of high grade mineralization have been intersected within the Odin Zone and each of these has good potential for further expansion.

Hole 08VK-10 tested Trench #14 which is located 370 metres south of the Thor Vein. Surface samples in this area include 84.4 g/t gold (2.5 ounces per ton) over 1.0 metre, 7.7 g/t gold over 2.0 metres, and 0.5 g/t gold over 9.0 metres. Hole 08VK-10 intersected 10.0 metres grading 0.96 g/t gold and 4.0 metres grading 3.23 g/t gold including 1.0 metre grading 6.63 g/t gold and 1.0 metre grading 5.05 g/t gold. The last interval sampled in hole 08VK-10 contained 5.05 g/t Au over 1.0 metre and this zone remains open at depth. This single drill hole into the large alteration zone at Trench #14 confirms the excellent potential for bulk minable style mineralization. Additional drilling is required to determine the size and continuity of mineralization in the Trench #14 area.

Summary of significant drill intercepts from holes 08VK-06 to 08VK-10 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Au OPT**	Ag g/t	Description
08VK-06	39.4	40.0	0.6	**7.58**	0.15	48.0	Breccia with veins in diorite
08VK-08	7.0	21.0	14.0	1.73	0.05	0.68	Altered augen gneiss and granite
including	11.0	12.6	1.6	**9.84**	0.29	3.9	Altered augen gneiss and granite
and	33.2	34.8	1.6	**16.07**	0.47	6.64	Quartz veins with visible gold in diorite
08VK-09	8.5	9.5	1.0	2.62	0.08	1.1	Altered augen gneiss
and	47.9	49.2	1.3	6.07	0.18	2.7	Altered mafic dyke with quartz veins
and	62.0	62.7	0.7	2.20	0.06	1.4	Quartz-sulfide vein
08VK-10	10.0	18.0	10.0	0.96	0.03	0.2	Altered augen gneiss and granite
and	29.5	33.5	4.0	3.23	0.09	0.58	Altered granite
including	30.5	31.5	1.0	**6.63**	0.19	1.4	Altered granite
including	32.5	33.5	1.0	**5.05**	0.15	0.2	Altered granite

*All widths are down hole core lengths, true widths remain unknown. **OPT = troy ounces per short ton.

The drill results from holes 6 to 10 are an excellent addition to the numerous high grade gold intercepts from holes 1 to 5 at the Thor Vein, and demonstrate that gold mineralization occurs in several distinct zones over a large area on the property. This limited first pass drill program has successfully demonstrated that both bonanza grade and low grade bulk minable gold targets exist at very shallow depths on the Viking property. These outstanding results provide a solid basis for planning a much larger drill program to delineate gold resources on the property.

A report with details of the 2008 drill program at Viking will be available on our website shortly.

Quality Control

The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Duplicate samples of select veins have been sent to an outside laboratory for analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **DECEMBER 8, 2008**

News Release: **08-18** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI DRILLS MORE HIGH GRADE GOLD AT VIKING INCLUDING 16.07 GRAMS PER TONNE OVER 1.6 METRES

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to provide final assay results for drill holes 6 to 10 from its recently completed 10 hole drill program at the Viking gold property in Newfoundland.

Holes 6 to 10 targeted two zones of mineralization identified by trenching and which occur outside of the high grade Thor Vein. The Thor Vein was tested by holes 1 to 5 and returned numerous bonanza grade intersections that have been previously released (see November 17 and December 1, 2008 news releases) along with a drill hole location map showing the location of all of the drill holes. The two zones tested by holes 6 to 10 have both returned zones of strong gold mineralization and greatly expand the size potential of gold mineralization at the Viking property.

Results and Technical Discussion

Holes 08VK-06 to 9 tested the Odin Zone which is located 70 metres south of the Thor Vein at the intersection of Trenches #1 and #7. Surface channel samples in this area include 79.5 grams per tonne (g/t) gold over 0.5 metres and 35.0 g/t gold over 1.0 metre. The holes were designed to test the mineralized contact between diorite (footwall) and felsic gneiss and granite (hanging wall). Hole 08VK-06 was drilled entirely in the footwall of the contact and did not cross it. The only interval sampled from hole 6 was a brecciated zone of quartz-calcite-pyrite veining from 39.4 to 40.0 metres that returned 7.58 g/t gold over 0.6 metres.

Hole 08VK-07 intersected a 21 metre zone of sericite-chlorite-calcite altered rocks with variable quartz veining in the hanging wall of the contact zone. This interval contained elevated gold values ranging up to 0.56 g/t. Hole 08VK-08 intersected a 14.0 metre interval within the hanging wall of the contact zone, from 7.0 to 21.0 metres depth, grading 1.73 g/t gold including a 1.6 metre interval grading 9.84 g/t gold. From 33.2 to 34.8 metres depth, hole 08VK-08 contained 16.07 g/t gold over 1.6 metres. This high grade interval corresponds to a zone of quartz-sulfide veining with visible gold that occurs within the footwall diorite.

With the exception of two samples that were below detection, hole 08VK-09 contained elevated gold throughout the entire length sampled, from surface to 63.82 metres depth, with values ranging from 0.02 to 6.07 g/t gold. Highlights include 2.62 g/t gold over 1.0 metres hosted within the hanging wall, and 6.07 g/t gold over 1.3 metres and 2.20 g/t gold over 0.7 metres hosted within the footwall diorite. It is inferred that the 6.07 and 2.20 g/t intersections within the footwall diorite could be the southern down dip extension of the Thor Vein system. If this inference is correct then the dip dimension of the Thor vein extends to at least 100 metres and remains open.

The results from holes 6 to 9 demonstrate the mafic-felsic contact at the Odin Zone is variably mineralized and has potential to host bulk minable zones of mineralization. In addition, several zones of high grade mineralization have been intersected within the Odin Zone and each of these has good potential for further expansion.

Hole 08VK-10 tested Trench #14 which is located 370 metres south of the Thor Vein. Surface samples in this area include 84.4 g/t gold (2.5 ounces per ton) over 1.0 metre, 7.7 g/t gold over 2.0 metres, and 0.5 g/t gold over 9.0 metres. Hole 08VK-10 intersected 10.0 metres grading 0.96 g/t gold and 4.0 metres grading 3.23 g/t gold including 1.0 metre grading 6.63 g/t gold and 1.0 metre grading 5.05 g/t gold. The last interval sampled in hole 08VK-10 contained 5.05 g/t Au over 1.0 metre and this zone remains open at depth. This single drill hole into the large alteration zone at Trench #14 confirms the excellent potential for bulk minable style mineralization. Additional drilling is required to determine the size and continuity of mineralization in the Trench #14 area.

Summary of significant drill intercepts from holes 08VK-06 to 08VK-10 – Viking Project

Drill Hole	From (m)	To (m)	Width (m)*	Au g/t	Au OPT**	Ag g/t	Description
08VK-06	39.4	40.0	0.6	**7.58**	0.15	48.0	Breccia with veins in diorite
08VK-08	7.0	21.0	14.0	1.73	0.05	0.68	Altered augen gneiss and granite
including	11.0	12.6	1.6	**9.84**	0.29	3.9	Altered augen gneiss and granite
and	33.2	34.8	1.6	**16.07**	0.47	6.64	Quartz veins with visible gold in diorite
08VK-09	8.5	9.5	1.0	2.62	0.08	1.1	Altered augen gneiss
and	47.9	49.2	1.3	6.07	0.18	2.7	Altered mafic dyke with quartz veins
and	62.0	62.7	0.7	2.20	0.06	1.4	Quartz-sulfide vein
08VK-10	10.0	18.0	10.0	0.96	0.03	0.2	Altered augen gneiss and granite
and	29.5	33.5	4.0	3.23	0.09	0.58	Altered granite
including	30.5	31.5	1.0	**6.63**	0.19	1.4	Altered granite
including	32.5	33.5	1.0	**5.05**	0.15	0.2	Altered granite

*All widths are down hole core lengths, true widths remain unknown. **OPT = troy ounces per short ton.

The drill results from holes 6 to 10 are an excellent addition to the numerous high grade gold intercepts from holes 1 to 5 at the Thor Vein, and demonstrate that gold mineralization occurs in several distinct zones over a large area on the property. This limited first pass drill program has successfully demonstrated that both bonanza grade and low grade bulk minable gold targets exist at very shallow depths on the Viking property. These outstanding results provide a solid basis for planning a much larger drill program to delineate gold resources on the property.

A report with details of the 2008 drill program at Viking will be available on our website shortly.

Quality Control

The NQ size drill core has been photographed and cut in half with a rock saw, with half of the core sent to Eastern Analytical Ltd. in Springdale, Newfoundland. One half of the core is retained on site for verification and reference purposes. Gold is assayed by standard fire assay methods with 30 additional elements analysed by Induced Coupled Plasma (ICP). All gold samples with greater than 15 g/t gold are re-assayed using a metallic sieve procedure to reduce the nugget effect created by free gold particles in the samples.

Duplicate samples, blanks, and certified standards are included with every sample batch and then checked to ensure proper quality assurance and quality control (QA/QC). Duplicate samples of select veins have been sent to an outside laboratory for analyses as part of a check assay procedure.

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists are assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years. A description of the Viking project is available on our website (www.naminco.ca).

The drill program was supervised by Dr. Shane Ebert, P.Geo., and Dr. Stephen Rowins, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"
Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

END